Exhibit 99.2

Bilibili Publishes 2021 Environmental, Social and Governance Report

SHANGHAI, China, May 31, 2022 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it has published its 2021 Environmental, Social and Governance (“ESG”) Report. The initiatives described in the report speak to our long-standing commitment to sustainable development, covering the impact to our users, content creators, employees, business partners and other stakeholders.

Mr. Rui Chen, chairman and chief executive officer of Bilibili said, “Committed as always, we continue to practice social responsibility and contribute to positive social development. ‘Enriching the everyday life of young generations in China’ has been Bilibili’s unwavering mission and an integral part of our development plan and corporate values. We will continue to incorporate ESG initiatives that advance industry standards, make more innovations in cultural content available, and proactively contribute to the sustainable development of our society.”

To further our commitment, our 2021 ESG report details our efforts in corporate governance, content quality, cybersecurity and privacy protection, minor protections, supplier and content creator empowerment, human capital development, environmental protection and social charitable activities, and among others, giving investors as well as other stakeholders more transparency about our broader impact in society.

Highlights of our 2021 ESG achievements:

1. Responsible Governance

Based on our sound corporate governance structure, we continuously improve business ethics and risk management efforts to enhance our corporate management capabilities, such as:

•	Cleared Board’s ESG responsibilities and ESG governance structure with the new HKEX ESG regulations;

•	Provided business ethics trainings for 100% of board of directors and employees; and,

•	Launched Sustainability Convertible Notes and conducted an annual allocation and impact report with independent second party opinion.

2. Quality Product

We continued to improve our product quality through innovative R&D investment, content and community assurance and a healthy commercial ecosystem, such as:

•	Invested in continued R&D enhancements, with 5,826 product & technology employees, accounting for 48% of total employees;

•	Upgraded intellectual property incentives and acquired 7,100 self-developed/self-produced intellectual property rights;

•	Optimized our content audit mechanism and leveraged our community efforts to protect content quality; and,

•	Upgraded our ads content management system and fully compliant with regulations.

3. Responsible Product

We protect users’ rights and delivered optimized services through a series of measures, such as:

•	Upgraded our cybersecurity and privacy management system and achieved 100% passing rate in cybersecurity-related compliance inspections;

•	Upgraded our minor protection mechanism and expand our youth-friendly content library;

•	Listened to users’ advice by adopting 84,000 products and service suggestions from users between June 2020 and May 2021; and,

•	Upgraded the Charging Station Program to address users’ emotional issues.

4. Creators and Partners Empowerment

We continue to build a close win-win relationship with our partners and creators via sound supply chain management and various support for content creators to showcase their talent, such as:

•	Formed a full-cycle supply chain sustainable management system and prioritized suppliers with social and environmental commitments,

•	Improved our support to content creators and continued to diversify their monetary channels;

•	Developed and provided accessible product features for users and content creators with special needs; and,

•	Provided dedicated support program for our OGV partners to promote Chinese original content worldwide.

5. Human Capital

We highly value our employees, and are committed to creating an inclusive workplace that protects employees’ health and supports their career path, such as:

•	Increased the diversity of our talent team, which mainly comprises generation Z+ with an average age of 27, and our female employee rate was 41%.

•	Improved our training system to provide extensive and customized training programs to help employees achieve their career goals, with total employee training hour of 360,000.

•	Launched dedicated programs for talent retention and employee health and safety protection to further protect employees’ rights and improve their work experience.

6. Environmental Protection

We consider the potential impact of climate-related changes, pursue green operations across our business activities to reduce our carbon footprint, and promote environmental conservation to our massive user base, such as:

•	Formulated our Bilibili Environmental Management Goals;

•	Conducted climate change-related risk identification under the TCFD Framework; and,

•	Introduced content related to “environmental protection,” “low-carbon emissions,” “recycling” and other environmental themes, which amassed 5.7 billion video views in 2021.

7. Social Endeavors

We take in-depth looks at ways to integrate social needs with our business operations, and actively participate in various public welfare pursuits, such as:

•	Launched Bilibili Charity Platform, an official public fundraising platform;

•	Increased our investment in rural education and supported to build 4 primary schools with 3,465 students enrolled;

•	Donated RMB20 million to Henan flood disaster relief; and,

•	Leveraged our platform to spread positive culture, such as pan-knowledge, Chinese culture and healthy lifestyles.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com